DARSIE & ELSTE

ATTORNEYS AT LAW

P.O. BOX 28

VERSAILLES, KENTUCKY 40383

TELEPHONE: (859) 221-9847

FAX: (859) 873-3606

E-MAIL: darsieandelste@aol.com

GAY M. ELSTE	JOHN C. DARSIE, JR. (1936-1994)

September 11, 2014

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Ms. Ashley Vroman-Lee

via EDGAR CORRESPONDENCE

RE:	Dupree Mutual Funds, File No. 811-2918

2014 Preliminary Proxy

Dear Ms. Vroman-Lee:

Thank you for your telephone call of even date providing comments from you and Branch Chief Mike Shaeffer regarding the Preliminary Proxy filed on behalf of Dupree Mutual Funds. My understanding of the comments and my client’s responses are set forth below:

1. You asked about a sentence on Page 5 which reads, in part: “A copy of the Annual Report of Dupree Mutual Funds for the fiscal year ended June 30, 2014, including financial statements, has been mailed or made available via the internet....” You inquired as to whether shareholders had provided written authorization to receive their Annual Report via the internet. You advised that absent such authorization, providing the Annual Report via the internet would not constitute delivery.

RESPONSE: As I advised in our discussion, the Annual Report of Dupree Mutual Funds is actually mailed to all shareholders and “delivery” via the internet is not utilized. Accordingly, we are modifying the sentence fragment above to remove the phrase: “or made available via the internet.” The last sentence of that same paragraph already stated that the Annual Report may be viewed via the Internet.

2, You asked about the Trust bearing the costs of the annual meeting, which information is provided on Page 6, and requested a discussion be included as to why the Trust pays those expenses.

RESPONSE: As I noted in our discussion, an Annual Meeting of Shareholders of Dupree Mutual Funds, A Kentucky Business Trust, is required by the terms of the Declaration of Trust to occur during the second quarter of each fiscal year. Thus, on page 6, following the first sentence of the second to last paragraph, we are inserting a sentence to read: “The Annual Meeting of Shareholders is required to be held pursuant to the Declaration of Trust, and the expense of the meeting, including such items as printing, postage, meeting room, Proxy Solicitor are considered to be reasonable business expenses.”

United States Securities and Exchange Commission

Attn: Ms. Ashley Vroman-Lee

via EDGAR CORRESPONDENCE

September 11, 2014

Page Two

3. On page 7, you requested that the dates of each Nominee for Trustee’s engagement in his/her Principal Occupation during the Past 5 Years be included, in a fashion similar to that provided for Mr. Baughman.

RESPONSE: The date of Mr. Mathews’ engagement as Vice President for Finance and Business, Transylvania University is already stated as 2009. His earlier employment beyond the 5 year period is chronicled in the biography which follows the chart.

The dates of Messrs. Combs’ and Cone’s and Ms. Giles’ employment will be added to reflect the following:

William A. Combs, Jr.Officer, Director: Mercedes-Benz of Cincinnati, Ohio, 1988 to present; Mercedes-Benz of West Chester, Ohio, 2003 to present

C. Timothy Cone President, Gess, Mattingly & Atchison, PSC (law firm), 1994 to present

Ann Rosenstein Giles self-employed marketing consultant, 1987 to present.

4. On page 17 you inquired concerning whether there was anything of particular interest noted by the Trustees associated with the following sentence in the Performance section: “The Trustees noted that, for the most part, the Series’ total returns over the periods reviewed have exceeded or have been in line with the total return of the benchmark index for each Series.” You noted that the sentence seemed rather generic.

RESPONSE: In order to add additional specificity to the section in question, an additional sentence will be inserted: “Additionally, the Trustees noted that the expense ratios for each Series compared favorably with peer group funds.” I believe that these general observations by the Trustees of favorable comparison with peer group funds in both the areas of total return and expense ratio are rather specific. Of course, additional detailed information concerning each Series follows on pages 18-21.

I do hope that the within response is fully responsive to the Commission’s comments. We intend to proceed forward with finalizing the Definitive Proxy with the modifications noted herein. Thank you for kind and timely assistance.

 Yours very truly,

 /s/ Gay M. Elste

Gay M. Elste

GME:bh